[UBS LOGO]                                     UBS AG
                                               Postfach
                                               CH-8098 Zurich
                                               Tel. +41-44-234 11 11

                                               Clive Standish
                                               Chief Financial Officer
                                               Bahnhofstrasse 45,
                                               8001 Zurich
CONFIDENTIAL                                   Tel. +41-44 234-4046
                                               Fax  +41-44 234-2100
                                               clive.standish@ubs.com

                                               www.ubs.com
Ms. Cecilia D. Blye
Chief Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-5546
United States of America

6 September 2006

UBS AG HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Dear Ms. Blye

We are responding to your letter of June 8, 2006 to our Chief Financial Officer Mr. Clive Standish regarding our Forms 20-F for the fiscal years ending December 31, 2004 and 2005 and our letters to you dated November 16, 2005 and April 20, 2006.

The responses to the specific questions raised in your letter are set out below in detail. We thought it may be helpful if we first offer a broad description of UBS's overall approach to questions of global security risk more generally in the context of our wider anti-money laundering (including counter terrorist financing) efforts.

Like many banks and reflecting globally accepted anti-money laundering standards, UBS AG and its consolidated subsidiaries (collectively referred to here as "UBS") have implemented globally a systematic approach to evaluating and mitigating the risks relating to clients and their activities based on their country connections. This is in addition to, and in concert with, the evaluation of other client specific risks such as whether they have connections to sensitive industries or activities or are "politically exposed persons" and the products used/transactions undertaken by the client.

UBS analyzes every country and assesses its political, social and economic stability; the vulnerability of the country to financial crimes such as corruption, organized crime, money laundering and terrorism finance, and the response the country takes to address and fight against such crimes. To structure this analysis we use a number of data sources, which we assess and assign a numeric scale of 1 to 4 against each indicator. We then weight the resulting aggregate scores, giving particular emphasis to terrorism, money laundering, and corruption related indicators and a weighted average is calculated for each country. If the resulting score is less than 2.49, the country is considered "not sensitive," while a score of between 2.50 and 4.00 means that the country is regarded as "sensitive." The assessment of every country is reviewed annually and, at present, over 100 countries are regarded as "sensitive".

UBS will only enter into relationships involving parties connected to sensitive countries (e.g. by reference to their domicile, place of business etc.) if we are comfortable that appropriate controls are in place to monitor and manage the relationship and where the nature of the relationship, the parties involved, and the purpose of the activities have all been properly vetted. While the exact nature of these controls depends on the country in question, the nature of the client and the business they
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propose to undertake with UBS, they include e.g. enhanced due diligence/
screening and additional levels of approvals before we will do business with that party, enhanced monitoring of the relationship and the transactions undertaken and more frequent reviews of the relationship generally.

In addition, and as referenced in our previous letters, UBS has also established a comprehensive and global economics sanctions policy, which we believe is unique amongst international financial institutions in its comprehensive scope and global application. This policy combines the effects of U.S., E.U., U.N. and Swiss restrictions imposed against countries, specific government regimes, designated terrorists and others (such as identified narcotics traffickers, and those identified as being involved in the proliferation of weapons of mass destruction). These combined measures are then applied globally and also supplemented by policy decisions taken by UBS as to the business we will and will not do involving these countries (even if such business would otherwise be permitted under all of the measures mentioned above). We refer to the overall set of restrictions as "Extended Measures" under our group sanctions policy.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

By deliberately evaluating every country and weighting that evaluation heavily around indicators focused on issues of terrorism, corruption, and money-laundering, we are able to identify, isolate, and control the country specific risks. We believe our approach to global security risk reflects the concerns of investors, in the U.S. and elsewhere, for whom such risks are a specific, significant, and important part of their investment decision-making.

With respect to your specific questions, we respond as follows (the numbers introducing the paragraphs in bold type below cross-refer to the numbering of your questions - but we have grouped parts of your questions together where we believe this makes sense):

1. WE NOTE THE STATEMENT IN YOUR [APRIL 20, 2006] RESPONSE THAT YOU WILL CONTINUE TO HAVE LIMITED CONTACTS WITH IRAN AND CUBA, INCLUDING "OTHER TRANSACTIONS FORMALLY LICENSED OR PERMITTED BY THE U.S. OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") AND/OR U.S. LAW." PLEASE CLARIFY FURTHER FOR US THE TYPES OF TRANSACTIONS THAT MAY BE COVERED BY THIS REFERENCE; AND

4. TO THE EXTENT THAT THE INFORMATION IN YOUR APRIL 20, 2006 RESPONSE REGARDING YOUR ANTICIPATED FUTURE CONTACTS WITH CUBA AND IRAN IS ALSO DESCRIPTIVE OF YOUR ANTICIPATED FUTURE CONTACTS WITH SYRIA, SUDAN, AND NORTH KOREA, PLEASE ADDRESS YOUR ANTICIPATED CONTACTS WITH THOSE COUNTRIES IN YOUR RESPONSE TO COMMENT 1 ABOVE.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

While one of the primary factors for determining whether a transaction or relationship involving one of these countries may be permitted is whether it is lawful under OFAC and/or U.S. law (whether or not a U.S. person is involved), this is NOT the only factor. Even when the activity would be lawful under U.S. law, the nature of the relationship, the parties and connected persons involved, the ability to monitor activity, the underlying purpose of the relationship, and the type of financial services to be provided are all also important parts of every analysis involving one of these countries. Only under very limited circumstances would UBS view activities involving these countries as acceptable.

Because the scope of business permitted under our "Extended Measures" is so narrowly and carefully defined, our policy requires that ANY proposed business activity involving these countries be the subject of a specific review by the relevant business' Compliance Department and may only

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be undertaken if agreed by them based on our globally applicable guidance. It is beyond the scope of this letter to provide a comprehensive inventory of the types of transactions that may be acceptable to UBS, but, by way of example, this may include transactions involving these countries, to the extent they are not restricted by any of these programs, such as the processing of payments to the United Nations and other international organizations licensed by OFAC; financial services related to the export of medicine, and medical supplies
(being consistent e.g. with OFAC licenses and regulations); and financial transactions necessary and incidental to the performance of services to these countries that are exempt from OFAC regulation such as the those related to the free and open exchange of ideas and the export of humanitarian goods.

         IN THIS REGARD, WE NOTE THAT THE TRANSACTIONS OF THE TYPES YOU HAVE STATED YOU WILL TERMINATE MIGHT BE DEEMED TO BE "PERMITTED" BY U.S. LAW, TO THE EXTENT THEY ARE UNDERTAKEN BY YOUR NON-U.S. SUBSIDIARIES WITHOUT PARTICIPATION BY U.S. PERSONS.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

         WITH REGARD TO YOUR REFERENCE TO THE LEGALITY OF THE LIMITED CONTACTS YOU WILL CONTINUE TO HAVE WITH CUBA AND IRAN, WE NOTE THAT THE RISK THAT BUSINESS CONTACTS WITH TERRORIST-SPONSORING STATES WILL NEGATIVELY IMPACT A CORPORATION'S REPUTATION AND SHARE VALUE MAY EXIST WITH RESPECT TO CONTACTS THAT ARE LAWFUL. PLEASE EXPAND YOUR MATERIALITY ANALYSIS TO ADDRESS THE POSSIBILITY THAT YOUR ONGOING CONTACTS WITH CUBA AND IRAN MAY NEGATIVELY IMPACT YOUR REPUTATION AND SHARE VALUE, NOTWITHSTANDING THAT SUCH CONTACTS MAY BE LAWFUL.

As described above, the evaluation of "lawfulness" in this context relates to an assessment of whether the activity is one that would be permissible under all relevant U.S., Swiss, E.U and United Nations measures as well as under our own internal, policy driven decisions. In this way, we couple the decisions of relevant governments and supra-national organisations with our own policy position and a case-by-case analysis of the nature of the transactions and the parties involved. We believe that our approach of aggregating the views of key government and supra-national organisations as expressed in the various measures they implement and aligning our policy to reflect the views of all of these bodies in aggregate provides significant protection against negative impacts to our reputation. Further, in deciding whether or not to undertake any new business (or in deciding to continue any existing business rather than exiting) even if it is legally permissible under all of these regimes, there is a specific review of that business. This review includes a qualitative assessment of whether that contact may negatively impact our reputation - making the assumption that such business was publicly disclosed. Thus we believe our approach embodies a qualitative assessment of the nature of UBS's contacts with these countries and the impact of any such contact for our investors, including as to the potential significance of such business to our investors and the impact of such business on the information we provide to our investors.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

2. WE NOTE THAT IN YOUR MARCH 2006 TESTIMONY BEFORE THE U.S. HOUSE OF REPRESENTATIVE'S INTERNATIONAL RELATIONS COMMITTEE'S SUBCOMMITTEE ON OVERSIGHT AND INVESTIGATION YOU DISCUSS BUSINESS CONTACTS IN SYRIA, SUDAN, AND NORTH KOREA. IN LIGHT OF THE FACT THAT SYRIA, SUDAN, AND NORTH KOREA HAVE BEEN IDENTIFIED BY THE U.S. STATE DEPARTMENT AS STATE SPONSORS OF TERRORISM, AND ARE SUBJECT TO U.S. ECONOMIC SANCTIONS, PLEASE DESCRIBE FOR US THE EXTENT AND NATURE OF YOUR PAST, CURRENT, AND ANTICIPATED CONTACTS WITH SYRIA, SUDAN, AND NORTH KOREA, THROUGH SUBSIDIARIES, AFFILIATES, OR OTHER DIRECT OR INDIRECT ARRANGEMENTS. DESCRIBE ANY CONTACTS WITH THE GOVERNMENTS OF SYRIA, SUDAN, AND NORTH KOREA, AND/OR ENTITIES CONTROLLED BY OR AFFILIATED WITH EITHER GOVERNMENT.


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[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO
THE SECURITIES AND EXCHANGE COMMISSION]

3. PLEASE DISCUSS THE MATERIALITY TO YOU OF YOUR CONTACTS WITH SYRIA, SUDAN, AND NORTH KOREA, INDIVIDUALLY AND IN THE AGGREGATE, INCLUDING ALSO CONTACTS WITH IRAN AND CUBA, AND YOUR VIEW AS TO WHETHER THOSE CONTACTS, INDIVIDUALLY OR IN THE AGGREGATE, CONSTITUTE A MATERIAL INVESTMENT RISK FOR YOUR SECURITIES HOLDERS. PROVIDE BOTH YOUR CONCLUSIONS AND YOUR ANALYSIS.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Whether individually or in aggregate, we remain of the view that the activity described in this and our previous letters does not constitute (either individually or in the aggregate) a material investment risk for our securities holders. As explained above, we believe our approach embodies a qualitative assessment of the nature of UBS's contacts with these countries and the impact of any such contact for our investors, including as to the potential significance of such business to our investors and the impact of such business on the information we provide to our investors. We do not believe that a reasonable investor would consider the totality of all quantitative and qualitative factors related to UBS's activities involving these countries as significant or important in making an investment decision or that the totality of all quantitative and qualitative information regarding UBS's activities would significantly alter the total mix of information available to a reasonable investor. Further, UBS does not believe that its contacts and activities with the named countries, either individually or in the aggregate, would constitute a material investment risk to our securities holders. In size and amount, the activity is immaterial and of virtually no economic relevance to the Group. In relation to the impact of the state legislation that you mention, we remain of the view that UBS's approach to dealings with these countries has taken into account the aims of the legislation and embedded it within our policy of exiting relationships and dealings with these countries and is very much aligned in spirit to the aims of these laws. As mentioned in our letter of 20 April, we have discussed the public statements that we have made about our policy on dealings with these countries with certain state authorities and certain clients and other interested parties regarding specific state law requirements. As a result of these discussions, it is clear that the specific terms of each state's law can (and do) differ substantially. To date however, we have found either that the specific laws do not, by their terms, affect the ability of an investor to invest in (or client to deal with) UBS or, when we have discussed matters fully with relevant parties, the policies and measures we have put in place and described in this letter have been sufficient to address concerns. To date, we are not aware that the very limited business involving these countries that we have described in our letters to you has resulted in any investor having to divest of their interest in UBS or that such activity has resulted in any existing client ceasing to deal with us as a result of such activity.

CONCLUSIONS

As described, UBS has adopted and continues to implement policies in all of its operations worldwide that address the question of global security risk aggressively and in a manner that incorporates risk perspectives from the United States.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

In that respect, we believe UBS' investment risk associated with the negative implications of dealing with these countries is being assertively mitigated. With respect to these risks therefore, we believe that UBS is in a position at least consistent with U.S. financial institutions with global operations.

As per our previous letters, we confirm our acknowledgement that:


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o    UBS AG is responsible for the adequacy and accuracy of the disclosures in its filings;

o Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and

o UBS AG may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

UBS AG requests that this letter be treated as confidential, and that we receive timely notification and afforded an opportunity to object if any request for it is received under the Freedom of Information Act or any other law, based on the competitive damage that would arise from its release.

We are available to discuss this letter with you, should you so wish. If you wish to contact us, we suggest you contact John Cusack of Group Compliance in the first instance (UBS AG, St. Annagasse 9, PO Box, CH-8098, Zurich, Switzerland - phone number +41 44 234 3577).

Yours sincerely,

UBS AG

/s/ Clive Standish                   /s/ Peter Kurer

Clive Standish                       Peter Kurer
Chief Financial Officer              Group General Counsel